FirstEnergy Corp. (FE)
Voluntary submission by John Chevedden, P.O. Box 2673, Redondo Beach, California 90278
Shareholder, FirstEnergy Corp.
Shareholder Alert
Please vote for Management Proposals 4, 5, 6 and Shareholder Proposal 7

It has never happened (or it is rare) that the proponent of a shareholder proposal asks shareholders to vote for 3 management proposals on the same ballot as a related shareholder proposal.

Shareholder proposal 7, sponsored by John Chevedden, is in favor of a simple majority vote standard which is the principle behind the management Proposal 4 on Tuesday's annual meeting agenda. And like proposal 4, Proposal 7 can also facilitate the adoption of the principles in management Proposals 5 and 6 on Tuesday’s agenda.

It is important to vote for Proposal 7 because if management Proposals 4, 5 and 6 end up as failed votes – Proposal 7 will send a message to management that management did not try hard enough to obtain the needed votes for its own proposals 4, 5 and 6 and that management should redouble its efforts.

The proponent of Proposal 7 asks your support for Proposals 4, 5, 6 and Proposal 7.
The proponent of Proposal 7 is in favor of management adjourning the annual meeting on Tuesday if necessary to obtain the votes needed for its own proposals 4, 5 and 6.

If you do not feel that the FirstEnergy Board is showing enough enthusiasm in supporting victory for its Proposals 4, 5 and 6 you can withhold your vote from Michael Anderson, Chairman of the Corporate Governance Committee. (You can change your vote before the meeting if Mr. Anderson makes it clear that he is working hard to get shareholder approval on Proposals 4, 5 and 6.)

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposals 4, 5, 6 and 7 by following the instructions provided in the management proxy mailing.